UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08026961

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16994

SEC Mail Processing Section

FEB 25 2008

Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Warren G. Towne

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Sunset Lane
(No. and Street)

Fond du Lac	WI	54935
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren G. Towne (920) 921-6595
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michler Associates
(Name — *if individual, state last, first, middle name*)

104 S. Main St. Suite 714	Fond du Lac	WI	54935
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren G. Towne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren G. Towne, as of December 31, ~~19~~ 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Warren G Towne

Signature

Sole Proprietor

Title

BEFORE ME: WARREN G TOWNE

Karen A Grant

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Form SIPC-3 FY 2007

8-016994 NASD DEC

WARREN G TOWNE

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2007 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

MICHLER ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 25, 2008

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

Our examination of the financial condition of Warren G. Towne, Sole Proprietor, as of December 31, 2007, revealed no major inadequacies in the accounting system, internal accounting controls, procedures for safeguarding securities and practices and procedures referred to in paragraph (g) (1) of SEC Rule 17a-5.

MICHLER ASSOCIATES

Thomas A. Michler
Certified Public Accountant

MICHLER ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 25, 2008

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

There were no material differences in net capital report filed with SEC and FOCUS report filed with NASD as of
December 31, 2007.

MICHLER ASSOCIATES

Thomas A. Michler
Certified Public Accountant

TOWNE, WARREN GORDON

File No. 8-16944

595 Sunset Lane Fond du Lac, WI 54935

December 31, 2007

Affirmation to Financial Statement

I, Warren G. Towne, Sole Proprietor do hereby swear that, to the best of my knowledge and belief, the financial statements are true and correct.

Signed,

Warren G. Towne

Warren G. Towne

STATE OF WISCONSIN)
) SS
COUNTY OF FOND DU LAC)

Subscribed and sworn to before me this 19th day of FEB, 2008

BEFORE ME: WARREN G. TOWNE

Karen A Grant

Notary Public, Fond du Lac, Wisconsin

My Commission expires 2-13-2011

MICHLER ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 25, 2008

Mr. Warren G. Towne
595 Sunset Lane
Fond du Lac, WI 54935

Dear Sir:

We have examined the balance sheet of Warren G. Towne, Sole Proprietor, as of December 31, 2007 and the related statements of income and ownership equity and changes in financial position for the year then ended. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting considered necessary in the circumstances.

In our opinion the aforementioned financial statements present fairly the financial position of Warren G. Towne, sole proprietor, at December 31, 2007 and the results of the operations and changes in its financial position for the year then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

MICHLER ASSOCIATES

Thomas A. Michler
Certified Public Accountant

MICHLER ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 25, 2008

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

In connection with our examination of the answers to the FOCUS report of Warren G. Towne, Sole Proprietor, Fond du Lac, Wisconsin as of December 31, 2007, the following statements are made pursuant to Rule 17a-5 as amended.

Examination of the financial statements of the above date disclosed that the claim for exclusion of Warren G. Towne from membership in the SIPC was consistent with income for the period. He did not hold cash or securities belonging to customers or to their brokers and dealers.

Examination of form x17a-5 disclosed that the nature of the income report properly excluded Warren G. Towne from membership in the SIPC.

MICHLER ASSOCIATES

Thomas A. Michler
Certified Public Accountant

Exhibit A

Warren G. Towne
Balance Sheet
December 31, 2007

	12/31/2007	12/31/2006
Assets		
Cash	53,695.42	66,987.87
Ownership		
Owner's Equity	53,695.42	66,987.87

Exhibit B

Warren G. Towne
Statement of Income

December 31, 2007

Income		
Commissions		18,667.42
Interest		1,647.13
		20,314.55
Expenses		
Professional Services	200.00	
Licenses and Fees	407.00	607.00
Net Income for Year		19,707.55

MICHLER ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 25, 2008

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

Warren G. Towne, Sole Proprietor, Fond du Lac, Wisconsin, is in compliance with the exemptive provisions of SEC Rule 15c3 as of December 31, 2006, and no facts have come to our attention indicating that such conditions had not been complied with during the year ended December 31, 2007.

MICHLER ASSOCIATES

Thomas A. Michler
Certified Public Accountant

Exhibit C

Warren G. Towne
Statement of Ownership Equity

December 31, 2007

Balance as of January 1, 2007	66,987.87
Net Income for Year Ended December 31, 2007	19,707.55
	86,695.42
Less: Ownership Withdrawals	33,000.00
Balance as of December 31, 2007	53,695.42

Exhibit D

Warren G. Towne
Statement of Cash Flows

Year Ended December 31, 2007

Cash Flows from Operating Activities	
Net Income	19,707.55
Cash Flows from Financial Activities	
Capital Withdrawals	(33,000.00)
Net Increase (Decrease) in Cash	(13,292.45)
Cash, Beginning of Year	66,987.87
Cash, End of Year	53,695.42

Exhibit E

Warren G. Towne
Statements of Changes in Liabilities Subordinated to Claim of General Creditors

December 31, 2007

Balance as of December 31, 2006	0.00
Balance as of December 31, 2007	0.00

Schedule 1

Warren G. Towne
Computation of Net Capital

December 31, 2007

Cash	53,695.42
Additions or Deductions	0.00
Net Capital	53,695.42

Schedule 2

Warren G. Towne
Computation of Reserve Requirements

December 31, 2007

6 2/3% of total aggregate indebtedness	0.00
2% of combined aggregate debt items	0.00
Capital Category per Rule 15c3-3	5,000.00
Reserve Requirements (greater of above three)	5,000.00

END